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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*

                            METAMOR WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  59133P 10 0
                  --------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s)
                              Page 1 of 6 Pages
                            Exhibit Index: Page 6

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CUSIP No. 59133P 10 0                     13G                             PAGE 2



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      MICHAEL T. WILLIS, an individual
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  2,466,261

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  2,466,261

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,466,261

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                                         PAGE 3



ITEM 1(A)         NAME OF ISSUER:

                  Metamor Worldwide, Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4400 Post Oak Parkway, Suite 1100, Houston, Texas  77027-3413.

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is filed on behalf of Michael T. Willis, an individual.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of the Reporting Person is 4400 Post Oak Parkway, Suite 1100, Houston, Texas 77027-3413.

ITEM 2(C)         CITIZENSHIP:

                  The Reporting Person is an United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  59133P 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  The Reporting Person was the beneficial owner of 2,466,261 Shares as of December 31, 1998.

ITEM 4(B)         PERCENT OF CLASS:

                  The number of Shares beneficially owned by the Reporting Person constitutes approximately 7.6% of the total number of Shares outstanding.



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                                                                         PAGE 4



ITEM 4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

Reporting Person

     (i)          sole power to vote or to direct the vote:
                  2,466,261

     (ii)         shared power to vote or to direct the vote:
                  0

     (iii)        sole power to dispose or to direct the disposition of:
                  2,466,261

     (iv)         shared power to dispose or to direct the disposition of:
                  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                  PARENT HOLDING COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  This Item 10 is not applicable.



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                                                                         PAGE 5


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date:  February 12, 1999

                                                  By: /s/ Michael T. Willis
                                                      --------------------------
                                                      Michael T. Willis